Via Facsimile and U.S. Mail
Mail Stop 6010

February 11, 2008

Mr. Harvey Lalach
President, CFO, Secretary and Director
Anavex Life Sciences, Inc.
14 Rue Kleberg
CH-1201
Geneva, Switzerland

Re: Anavex Life Sciences, Inc.
Form 10-KSB for the Fiscal Year Ended September 30, 2007
File No. 000-51652

Dear Mr. Lalach:

    We have reviewed your filing and have the following comment. We have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your document. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Report of Independent Registered Public Accounting Firm

1. Since the report filed does not contain a typed signature of Amisano Hanson, Chartered Accountants, please confirm that they provided a manually signed report that is the same as the one included in your filing and that you have retained it for your records. Confirm to us that future reports will include the typed signature of your independent accountants.

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Mr. Harvey Lalach
Anavex Life Sciences, Inc.
February 11, 2008
Page 2

        Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

                                Sincerely,

                                Jim B. Rosenberg
                                Senior Assistant Chief Accountant